

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2011

Mr. Ronald A. Andrews
Chief Executive Officer
Clarient, Inc.
31 Columbia
Aliso Viejo, CA 92656

> **Re:** **Clarient, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 0-022677**

Dear Mr. Andrews:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director

cc: Ronald Andrews
       Fax: (949) 425-5865